SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR ANNOUNCES 26th BASE IN REUS BARCELONA

    $140M INVESTMENT - 2 A/CRAFT ($140m) & 12 ROUTES DELIVER OVER 1M PAX P.A

Ryanair, Europe's largest low fares airline today (Tuesday, 12th February 2008) announced its 26th European and fifth Spanish base in Reus Barcelona. From October, Ryanair will invest $140M in 2 new aircraft and 12 routes that will deliver 1,000 jobs and over 1m passengers p.a. for Tarragona.



    +--------------------------------------------+------------------------+
    | DESTINATION                                | Starts                 |
    +--------------------------------------------+------------------------+
    | Birmingham                                 | June                   |
    +--------------------------------------------+------------------------+
    | Dublin                                     | Operating              |
    +--------------------------------------------+------------------------+
    | Frankfurt                                  | Operating              |
    +--------------------------------------------+------------------------+
    | Glasgow                                    | Operating              |
    +--------------------------------------------+------------------------+
    | Liverpool                                  | Operating              |
    +--------------------------------------------+------------------------+
    | London (Luton)                             | Operating              |
    +--------------------------------------------+------------------------+
    | London (Stansted)                          | Operating              |
    +--------------------------------------------+------------------------+
    | Palma                                      | Oct                    |
    +--------------------------------------------+------------------------+
    | Paris                                      | Oct                    |
    +--------------------------------------------+------------------------+
    | Santander                                  | Oct                    |
    +--------------------------------------------+------------------------+
    | Santiago                                   | Oct                    |
    +--------------------------------------------+------------------------+
    | Seville                                    | Oct                    |
    +--------------------------------------------+------------------------+


In just five years, Ryanair has smashed Iberia's high fare monopoly by guaranteeing Spanish passengers the lowest fares and no fuel surcharges ever. This has driven down the cost of travel and delivered an annual EUR2bn tourism spend in the Spanish regions.

Ryanair's new base in Reus Barcelona will replicate the success of our existing bases in Alicante, Girona, Madrid and Valencia, transforming tourism to the region and saving passengers EUR100m p.a. compared to Iberia's high fares and fuel surcharges.

Announcing Ryanair's 26th European base in Reus, CEO Michael O'Leary said:

        "We congratulate Reus for fighting off stiff competition from seven other airports across Europe to win this new base which guarantees over 1m passengers p.a and two new aircraft worth over $140m for 12 Ryanair routes.

        "Ryanair will now develop the region's massive untapped potential by giving the tourism industry year round low fare access to Europe's largest cities. The 1m passengers that Ryanair delivers to/from Reus next year will generate a local visitor spend of at least EUR150m.

        "All of Ryanair's routes from Reus are available until midnight Thursday for just EUR5 and we advise passengers to book early as demand will be very strong".

Ends.                             Tuesday, 12th February 2008

For further information:

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 February, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director